Filed pursuant to Rule 433

Registration Statement No. 333-219272

January 4, 2018

THE REPUBLIC OF ARGENTINA

US$1,750,000,000 4.625% Bonds Due 2023;

US$4,250,000,000 5.875% Bonds due 2028; and

US$3,000,000,000 6.875% Bonds due 2048

Pricing Term Sheet

January 4, 2018

Issuer:	The Republic of Argentina

Underwriting Agreement dated:	January 4, 2018

Indenture:	April 22, 2016

The Underwriters and their addresses:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

Offering Format:	SEC Registered; Global, registered in the name of a nominee of DTC.

Clearing:	DTC/Euroclear/Clearstream.

Currency of Payment:	U.S. dollars

Minimum Denominations:	US$1,000 and integral multiples thereof.

Closing Date:	January 11, 2018 (T+5)

Listing:	Application is expected to be made to list the Bonds on the Luxembourg Stock Exchange and the ByMA and to have them admitted for trading on the Euro MTF Market, and the MAE.

Governing Law:	The Bonds will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York, except with respect to the authorization and execution of the Bonds and the Indenture by and on behalf of the Republic of Argentina, which shall be and is, as applicable, governed by the laws of Argentina.

Trustee:	The Bank of New York Mellon

Underwriting Commission:	0.120%

Terms of the US$1,750,000,000 4.625% Bonds Due 2023

Title and Description of Securities:	4.625% Bonds due 2023

Principal Amount:	US$1,750,000,000

Interest:	Interest on the Bonds will accrue at a rate of 4.625% per annum, from January 11, 2018.

Interest Payments:	Interest will be payable semi-annually on January 11 and July 11 of each year, beginning on July 11, 2018.

Maturity Date:	January 11, 2023

Yield to Maturity:	4.625%

Benchmark Treasury:	2.125% due December 31, 2022

Benchmark Treasury Price and Yield:	99-10; 2.270%

Purchase Price for the Underwriters (less the Underwriting Commission):	99.880%

Issue Price:	100.000%

ISIN:	US040114HP86

CUSIP:	040114 HP8

Terms of the US$4,250,000,000 5.875% Bonds due 2028

Title and Description of Securities:	5.875% Bonds due 2028

Principal Amount:	US$4,250,000,000

Interest:	Interest on the Bonds will accrue at a rate of 5.875% per annum, from January 11, 2018.

Interest Payments:	Interest will be payable semi-annually on January 11 and July 11 of each year, beginning on July 11, 2018.

Maturity Date:	January 11, 2028.

Yield to Maturity:	6.000%

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price and Yield:	98-07; 2.454%

Purchase Price for the Underwriters (less the Underwriting Commission):	98.950%

Issue Price:	99.070%

ISIN:	US040114HQ69

CUSIP:	040114 HQ6

Terms of the US$3,000,000,000 6.875% Bonds due 2048

Title and Description of Securities:	6.875% Bonds due 2048

Principal Amount:	US$3,000,000,000

Interest:	Interest on the Bonds will accrue at a rate of 6.875% per annum, from January 11, 2018.

Interest Payments:	Interest will be payable semi-annually on January 11 and July 11 of each year, beginning on July 11, 2018.

Maturity Date:	January 11, 2048.

Yield to Maturity:	6.950%

Benchmark Treasury:	2.750% due August 15, 2047

Benchmark Treasury Price and Yield:	99-06; 2.790%

Purchase Price for the Underwriters (less the Underwriting Commission):	98.940%

Issue Price:	99.060%

ISIN:	US040114HR43

CUSIP:	040114 HR4

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The issuer has filed a registration statement (including a prospectus) with the SEC for any offering to which this communication may relate. Before you invest in any offering, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and any offering. You may attain these documents by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the prospectus relating to the transaction may be obtained for free from the SEC’s website at www.sec.gov.

The Republic of Argentina has filed its annual report on Form 18-K for the year ended December 31, 2016 and five amendments thereto on Form 18-K/A. Exhibit D to the Form 18-K and Exhibit 1 to the first, second, third, fourth and fifth Form 18-K/A are available from the SEC’s website at

http://www.sec.gov/Archives/edgar/data/914021/000119312517206386/d349517dex99d.htm ,

http://www.sec.gov/Archives/edgar/data/914021/000119312517291257/d347266dex991.htm ,

http://www.sec.gov/Archives/edgar/data/914021/000119312517321855/d479029dex991.htm ,

http://www.sec.gov/Archives/edgar/data/914021/000119312517329956/d488512dex991.htm ,

http://www.sec.gov/Archives/edgar/data/914021/000119312517338653/d466945dex991.htm , and

http://www.sec.gov/Archives/edgar/data/914021/000119312518002424/d518487dex991.htm respectively. In addition, the Republic of Argentina has filed a Registration Statement on Schedule B, which is available from the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/914021/000119312517227667/d413740dsb.htm , and a preliminary prospectus supplement and base prospectus, which are available from the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/914021/000119312518002433/d519997d424b5.htm .

This information is only addressed to and directed at persons in Member States of the European Economic Area (the “EEA”), who are “Qualified Investors” within the meaning of Article 2(1)(e) of the Prospectus Directive. Any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors or otherwise pursuant to an exemption under the Prospectus

Directive from the requirement to publish a prospectus for offers of securities. This presentation should not be acted upon or relied upon in any Member State of the EEA by persons who are not Qualified Investors. For the purposes of this paragraph, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned. This presentation is an advertisement and not a prospectus for the purposes of the Prospectus Directive.

The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (a) (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Bonds has led to the conclusion that: (i) the target market for the Bonds is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This information is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.